August 12, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Kintara Therapeutics, Inc.

Registration Statement on Form S-4

File No. 333-279368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Tuesday, August 13, 2024, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Steven M. Skolnick of Lowenstein Sandler LLP, counsel to the Registrant, at (973) 597-2476.

Very truly yours,

KINTARA THERAPUETICS, INC.

By:	/s/ Robert E. Hoffman
Name:	Robert E. Hoffman
Title:	Chief Executive Officer